# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WhiteHawk Minerals Corp., CIK 0001921603
CUSIP: 96524T101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2000 Market Street, Suite 910, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001516921

## Reporting persons
- WhiteHawk Minerals LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,108,893; sole dispositive power 0; shared dispositive power 4,108,893; aggregate amount beneficially owned 4,108,893 (15.4% of the class)
  Comment: Limited Liability Company
- Daniel C. Herz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 185,729; shared voting power 4,108,893; sole dispositive power 185,729; shared dispositive power 4,108,893; aggregate amount beneficially owned 4,294,622 (16.1% of the class)

## Item 1. Issuer
Name of issuer: WhiteHawk Minerals Corp.
Address of issuer's principal executive offices: 2000 Market Street, Suite 910, Philadelphia, PA 19103

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Daniel C. Herz

WhiteHawk Minerals LLC
Address of principal business office or, if none, residence: The principal business office address for each of the Reporting Persons is 2000 Market Street, Suite 910, Philadelphia, PA 19103.
Citizenship: Mr. Herz is a citizen of the United States. WhiteHawk Minerals LLC is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Class A Common Stock as of June 30, 2026, based upon 22,996,579 shares of Class A Common Stock outstanding as of June 10, 2026 following the closing of the Issuer's initial public offering. The ownership information also assumes the redemption of the common unit of WhiteHawk Income Operating Partnership L.P. ("Common Units") into shares of Class A Common Stock of the Issuer on a one-to-one basis, as applicable.

Consists of (i) 358,893 shares of Class A Common Stock held directly by WhiteHawk Minerals LLC, (ii) 3,750,000 shares of Class A Common Stock underlying Common Units held directly by WhiteHawk Minerals LLC, and (iii) 185,729 shares of Class A Common Stock held directly by Mr. Herz. Mr. Herz serves as the sole Managing Member of WhiteHawk Energy LLC, which in turn serves as the sole Managing Member of WhiteHawk Minerals LLC. In such capacity, Mr. Herz exercises sole voting and investment power over the shares of Class A Common Stock held by WhiteHawk Minerals LLC and may therefore be deemed to beneficially own such shares. Mr. Herz disclaims beneficial ownership of such shares.
Percent of class:
WhiteHawk Minerals LLC: 15.4%

Daniel Herz: 16.1%
Sole power to vote or to direct the vote:
WhiteHawk Minerals LLC: 0

Daniel Herz: 185,729
Shared power to vote or to direct the vote:
WhiteHawk Minerals LLC: 4,108,893

Daniel Herz: 4,108,893
Sole power to dispose or to direct the disposition:
WhiteHawk Minerals LLC: 0

Daniel Herz: 185,729
Shared power to dispose or to direct the disposition:
WhiteHawk Minerals LLC: 4,108,893

Daniel Herz: 4,108,893

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

Exhibit 24: Power of Attorney (incorporated by reference with respect to Exhibit 24 attached to the Form 3 filed on June 9, 2026).

## Signatures
- WhiteHawk Minerals LLC: /s/ Jeffrey Slotterback, Jeffrey Slotterback, Chief Financial Officer (08/14/2026)
- Daniel C. Herz: /s/ Jeffrey Slotterback, Jeffrey Slotterback, as attorney-in-fact for Daniel C. Herz (08/14/2026)